Exhibit 4.19

Exhibit 4.19

Group Corporate Secretariat 54 Lombard Street London EC3P 3AH

26 July 2002 Dr Jurgen Zech Detail Omitted	Tel +44 (0) 20 7699 5000 Fax +44 (0) 870 242 2733 patrick.gonsalves@barclays.co.uk

Dear Dr Zech

I am writing to you with respect to your appointment as a Director of Barclays PLC and Barclays Bank PLC and also to provide you with some further information which you will need once your appointment has been confirmed on 30 July 2002.

1.	Announcement

I enclose a copy of the draft London Stock Exchange announcement which we will issue following your agreement and the confirmation of your appointment on 30 July 2002. I also enclose some questions that may be asked by the press and suggested answers that have been prepared by our Public Relations Department and I would be grateful for your comments. If you have any questions about the announcement, please contact me or Chris Tucker in our Public Relations Department (020 7699 3161).

2.	Fees

As a Non-Executive Director you will receive a fee of £50,000 per annum, payable monthly in arrears by direct credit into your nominated bank account. In the event that you hold office for part of the year the fees shall be pro-rated accordingly on the basis of one twelfth for each complete or part month served. £20,000 of this fee will be paid in the form of Barclays PLC shares. You will see that in the folder entitled ‘Forms for Directors’ there is an agreement setting out details in respect of this remuneration in Barclays PLC shares which you are asked to sign and return. Any reasonable out of pocket expenses that you incur in performing your duties as a Director will be reimbursed in accordance with our expenses policy.

3.	Terms of Your Appointment

Your appointment as a Non-Executive Director has been made by the Board rather than the shareholders in general meeting. In consequence, you are required, under the Companies Act 1985 to seek re-election at the Barclays Annual General Meeting in April 2003. As with all the directors you will then be required to seek re-election by rotation every three years.

Barclays PLC. Registered in England. Registered No: 48839. Registered Office: 54 Lombard Street. London EC3P 3AH

Your initial term will be for up to five years. On or before the fifth anniversary of your appointment we will agree with you whether it is appropriate for you to continue for up to another five years. All Non-Executive Directors have an annual review with the Chairman.

Your appointment as a Non-Executive Director may be terminated by us on six months notice (or immediately on payment of six months fees in lieu of notice) but would automatically terminate without any entitlement to notice or payment should you not be re-elected by Barclays PLC shareholders and/or should you be removed or, other than at our request, resign as a Director. Should you wish to resign your appointment you are required to give us not less than six months notice.

4.	Committees

The Chairman may invite you in due course to serve as a member of one or more of the Board Committees. Additional fees will be paid for membership and attendance at these meetings and I enclose a schedule of the fee structure currently in operation.

5.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value of Barclays shares within two months of your appointment. If you would like any assistance in buying these shares please speak to me. As a Director you will not be able to do this until after we have announced our interim results on 1 August 2002.

6.	Administration

The ‘Forms for Directors’ folder contains various forms and questionnaires. I would be grateful if you would complete and sign them where indicated and return them to me.

If you need any assistance in completing these forms please give me a call and I will be happy to help.

Please could you also provide three copies of a recent photograph, size 6” x 4”.

7.	Induction

As part of the induction of new Non-Executive Directors we would encourage you to meet some of the key members of our senior management team. Other Directors have found this a good way of gaining an early understanding of the structure and business of the Barclays Group. If you would find this helpful please contact me and I will make the necessary arrangements.

Also enclosed is a copy of our Group Governance Manual on CD ROM which describes the flow of authority from the Boards of Barclays PLC and Barclays Bank PLC to the Businesses and explains how the Group is controlled.

Copies of the 2001 Annual Report and the 2001 Annual Review and Summary Financial Statement are also enclosed for your information.

I would be grateful if you would confirm receipt of this letter, and your acceptance of the conditional appointment as set out, by signing and returning the enclosed copy.

I am available at any time to provide any support and information you may need.

Kind regards

Yours sincerely

Patrick Gonsalves
Deputy Group Secretary

Direct Line: +44 (0) 20 7699 3512

Enc.

Signed:

DR JURGEN ZECH
Date: